EXHIBIT 99.1

WORLD GAMING PLC

(AIM)

(‘World Gaming’ or ‘the Company’)

Directorships

The Board of World Gaming announce that at a board meeting of the Company held on Thursday 21 September 2006 James H. Grossman and Clare Roberts resigned from the board of the Company as non-executive chairman and non-executive director, respectively.

The Company thank Mr Grossman and Mr Roberts for their contribution over recent years and will make announcements regarding replacements in due course.

--ENDS--

Enquiries:

World Gaming plc	Tel. +1 888 883 0833

Daniel Moran, Chief Executive

Daniel Stewart Securities	Tel. 020 7776 6550

Ruari McGirr

College Hill Associates	Tel. 020 7457 2020

Matthew Smallwood

The Ordinary Shares have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States or to a U.S. person (as such term is defined in Regulations S under the Securities Act) absent registration or an applicable exemption from registration under the Securities Act.

Notes to Editors

World Gaming plc is a UK based holding company whose subsidiaries participate in Internet gaming software licensing and operations. The World Gaming Group is an international developer, licensor, and provider of online gaming products, including casino, sportsbook, and pari-mutuel betting.

World Gaming’s Ordinary Shares are traded on the London Stock Exchange, Alternative Investment Market (“AIM”) under the symbol WGP and the Over The Counter Bulletin Board market in the U.S. under symbol WGMGY.

Further information on the Company can be found at:

www.worldgaming.com